S&P 500® GEAREDSM Fund Inc.

FILE # 811-21611

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the stockholders of S&P 500® GEAREDSM Fund Inc. voted on the following proposals. On December 19, 2008 and January 23, 2009, a special meeting of stockholders’ was adjourned with respect to the proposals until March 6, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Abstentions/

For

Against

Broker Non-Vote

To approve a new investment

advisory and management

agreement for the Fund.

1,605,145

80,935

189,393

To approve a new investment

subadvisory agreement

for the Fund.

1,603,191

86,824

185,458